Schedule II

DEFCOM ADVISORS, LLC
Computation of Determination of Reserve
Requirements Under Rule 15C3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.